UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 30, 2014

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Third Quarter 2014 Results”, dated October 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 30, 2014	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Third Quarter 2014 Results

30 October 2014

Smith & Nephew plc (LSE: SN, NYSE: SNN) results for the third quarter ended 27 September 2014.

	3 months to			9 months to
	27 Sept	28 Sept	Underlying	27 Sept	28 Sept	Underlying
	2014	2013	Growth	2014	2013	Growth
	$m	$m	%	$m	$m	%
Trading results[1]
Revenue	1,148	1,027	3	3,368	3,176	2
Divisional revenue
Advanced Surgical Devices global	816	696	4	2,384	2,197	3
Advanced Wound Management global	332	331	-1	984	979	-1
Trading profit	246	222	3	730	695	1
Trading profit margin (%)	21.4	21.6		21.7	21.9
EPSA (cents)	19.5	17.1		57.6	53.6
Reported results
Revenue	1,148	1,027		3,368	3,176
Operating profit	160	180		523	575
EPS (cents)	11.4	13.6		38.2	43.6

Third quarter highlights1

•	Revenue was $1,148 million, up 3% underlying and 12% on a reported basis

•	Trading profit was $246 million, up 3% underlying and 10% on a reported basis

•	Trading profit margin was 21.4%, down 20bps

•	EPSA 19.5¢, up 14%

•	Performance accelerated in Sports Medicine and Trauma & Extremities, driven by recent product introductions and investment in the sales force

•	US orthopaedic reconstruction grew at 4%, with Hip Implants up 6%

•	Emerging & International Markets revenue up 20%; improved contribution from Brazilian acquisitions

•	$188 million cash repayment of loan and interest received after quarter-end from Bioventus

Commenting on Q3, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“We are delivering on our strategy to rebalance Smith & Nephew by strengthening our higher growth platforms, which currently represent more than half the business, up from just 35% three years ago. Sports Medicine Joint Repair and Advanced Wound Bioactives both produced double-digit growth in the quarter, and the emerging markets business increased revenue by 20%. We are pleased with our momentum, enhanced by Group optimisation, tax improvement and the acquisition of ArthroCare. EPSA grew 14% in the quarter.”

News

Analyst conference call

An analyst presentation and conference call to discuss Smith & Nephew’s third quarter results will be held at 1.15pm GMT/9.15am EST on Thursday 30 October. This can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com/investor-centre and will be available on the site archive shortly afterward. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 3427 1916 in the UK or +1 646 254 3360 in the US (passcode 3625151). If you would like to participate in the Q&A please dial +44 (0) 20 3427 1908 in the UK or +1 646 254 3364 in the US (passcode 3625151).

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Deborah Scott / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Notes

1	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.
2	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2013 period.
3	All numbers given are for the quarter ended 27 September 2014 unless stated otherwise.
4	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.
5	Q3 2014 comprised 63 trading days (2013: 63 trading days).

Third quarter Trading results

Our third quarter revenue was $1,148 million (2013: $1,027 million), an increase of 3% on an underlying basis and 12% on a reported basis. Foreign exchange and acquisitions added 0% and 9% respectively to the reported growth rate.

Sports Medicine and Trauma & Extremities performed well as we benefitted from recent product launches and investment in the US sales force. Orthopaedic Reconstruction delivered a solid quarter, with strong growth in US Hips. Our performance in Advanced Wound Management was, as expected, held back by US Negative Pressure Wound Therapy (“NPWT”).

Group revenue growth from our Established Markets was flat. Within this, revenue was up 2% in the US and down -2% in Other Established Markets. In the Emerging & International Markets we continue to deliver strong growth, with revenue up 20% in the quarter, including an improving contribution from our distributor acquisitions in Brazil.

Trading profit was $246 million (2013: $222 million), up 3% underlying and 10% on a reported basis. The trading profit margin was 21.4% (2013: 21.6%). The reported operating profit of $160 million (2013: $180 million) reflects integration costs and increased amortization of acquisition intangibles from the acquisition of ArthroCare, as well as restructuring and rationalisation and legal and other items incurred in the quarter (see note 8 to the Interim Financial Statements).

The estimated tax rate for the full year is 28.0% on Trading results. Since 2012 our full-year effective tax rate has been reduced by approximately 200bps, and we expect it to reduce by a further 150-200bps over the next two years, notwithstanding any changes to applicable tax legislation.

Adjusted earnings per share was 19.5¢ (97.5¢ per American Depositary Share, ‘ADS’), up 14% (2013: 17.1¢). Basic earnings per share was 11.4¢ (57.0¢ per ADS) (2013: 13.6¢). On 14 October 2014 Smith & Nephew changed its ADS ratio from one ADS per five ordinary shares to one ADS per two ordinary shares. There was no change to the underlying ordinary shares. The adjusted earnings and basic earnings per ADS calculated according to the new ratio are therefore 39.0¢ and 22.8¢ respectively.

Trading cash flow (cash generated from operating activities less capital expenditure, but before acquisition related costs, restructuring and rationalisation costs and other exceptional costs) was $158 million in the quarter. The trading profit to cash conversion ratio was 64%.

The net interest charge for the period was $5 million. Net debt was $1,880 million, down from $1,911 million at the end of Q2 2014.

Advanced Surgical Devices global (‘ASD’)

ASD delivered revenue of $816 million in the quarter, up 4% (2013: $696 million).

Revenue growth was up 5% in the US and down -2% in Other Established Markets. Our Emerging & International Markets delivered revenue growth of 21%. The like-for-like pricing pressure in the quarter remained unchanged across our markets.

Trading profit for the quarter was $187 million (2013: $157 million). The trading profit margin of 22.8% (2013: 22.5%) reflects sales growth and the benefits of our efficiency programmes.

We grew revenue in our global Hip Implant franchise by 1%, against a market growth rate of 3%. In the US our hip revenue was up 6%, our strongest quarterly growth for more than four years, as we benefitted from strong demand for our unique VERILASTà hip products.

In our Knee Implant franchise revenue was up 1%, against a market growth rate of 4%. In the US, knee revenue was up 3%, with the JOURNEYà II Total Knee System continuing to be well received. Performance in Europe was adversely impacted by a packaging issue affecting the RT-PLUSà knee, particularly in Germany, which has now been addressed.

Syncera, the innovative commercial solution for Orthopaedic Reconstruction announced with our Q2 results, is making good progress.

In Sports Medicine Joint Repair we delivered 11% revenue growth. We benefitted from the success of a number of recent product launches, such as the HEALICOILà REGENESORB bio-composite suture anchor. We continue to innovate, extending our SUTUREFIXà ULTRA all-suture fixation device for instability repair through the launch of the only soft anchor for hip repair currently available.

In Arthroscopic Enabling Technologies revenue grew 3%, an improvement over recent quarters, and now including the radio frequency Coblationà portfolio acquired with ArthroCare.

The integration of ArthroCare is progressing well. Smith & Nephew is hosting a Capital Markets Event on 11 November 2014 where institutional investors and analysts will be able to learn more about this and the enhanced Sports Medicine Joint Repair/Arthroscopic Enabling Technologies business. More details of the event are available on the Smith & Nephew website.

Our Trauma & Extremities franchise delivered 8% revenue growth, building on the good momentum of the previous quarter. Extremities delivered strong growth, with the HAT-TRICKà Lesser Toe Repair System, launched earlier this year, being well received. A number of additional new products are now on the market, including the D-RAD SMART PACKà System that offers sterile single-use instrument kits and implants for the treatment of distal radius fractures.

In our Other ASD franchise, which includes Ear, Nose & Throat (‘ENT’) and Gynaecology, we increased revenue by 6%.

Advanced Wound Management global (‘AWM’)

In AWM revenue was $332 million (2013: $331 million), down -1%. The estimated global market growth rate was 2%. Our revenue fell -8% in the US and -1% in our Other Established Markets. We delivered 19% revenue growth in our Emerging & International Markets.

The AWM performance reflects the effects of the US RENASYSà distribution hold, announced in June. As a result, revenue in Advanced Wound Devices fell -17% in the quarter. This overshadowed an excellent quarter for our single-use disposable NPWT system PICOà. Our decision to maintain and transition the sales force to other products, including PICO, diluted the AWM trading profit margin in Q3. This was 17.9% (2013: 19.9%); the Q3 trading profit was $59 million (2013: $65 million).

In Advanced Wound Care revenue was down -3%, an improvement from Q2 that reflects a better dynamic, led by ALLEVYNà Life and strong sales in the emerging markets. The new management team is focused on improving our execution in the Established Markets.

In Advanced Wound Bioactives we delivered revenue growth of 14%. The re-launched REGRANEXà Gel is performing well. SANTYLà continued to benefit from distributor stocking patterns, as seen last quarter, and we expect this pull-forward effect to reverse next quarter. The top-line result of a US Phase 3 study of HP802-247, a living cell spray-on therapy designed to stimulate healing of venous leg ulcers, was announced after the quarter end. A full analysis is underway to determine why HP802-247 did not meet the primary endpoint in this trial and to decide the best route forward for this programme.

Bioventus update

In May 2012 we completed the spin-out of our Biologics and Clinical Therapies business into Bioventus, alongside a consortium led by Essex Woodlands, a specialist healthcare growth equity and venture capital firm. This was to enable Bioventus to continue to focus on R&D opportunities in orthobiologic therapies whilst releasing resources for Smith & Nephew to invest in near-term programmes.

At the time of creation, Smith & Nephew received $103 million in cash and a $160 million 5-year loan-note from Bioventus. The $160 million loan-note, plus $28 million of accrued interest, was repaid in October 2014 following a successful external refinancing and will be reflected in our Q4 net debt. We continue to hold 49% of investor equity in Bioventus, which is now established as a stand-alone growth platform for orthobiologic therapies with a number of exciting assets in its R&D pipeline.

Bioventus has made a number of strategic acquisitions to accelerate its development. These included in July 2013 an exclusive, worldwide license for Pfizer’s bone morphogenetic protein (BMP) portfolio, including a next-generation BMP in development. And in October 2014 it acquired the OsteoAMP® business from Advanced Biologics LLC. This is a tissue based bone biologic product that is used by spine surgeons to promote natural bone growth and healing. Bioventus continues to market the EXOGEN® ultrasound bone healing system and two joint fluid therapy products, delivering solid results.

Nine months to 27 September 2014

For the nine month period, reported revenues were $3,368 million, up 2% on an underlying basis year-on-year (2013: $3,176 million). Trading profit was $730 million (2013: $695 million) with the trading profit margin 21.7% (2013: 21.9%). Operating profit was $523 million (2013: $575 million).

The net interest charge was $12 million (2013: income of $3 million), mainly reflecting the financing of the ArthroCare acquisition. The tax charge of $161 million (2013: $176 million) is based upon an estimated effective rate for the full year of 28.0% on Trading results. Adjusted attributable profit was $514 million (2013: $484 million) and attributable profit was $341 million (2013: $394 million).

Adjusted earnings per share in the period was 57.6¢ (288.0¢ per ADS) (2013: 53.6¢). Reported basic earnings per share was 38.2¢ (191.0¢ per ADS) (2013: 43.6¢). For the nine-month period the adjusted earnings and basic earnings per ADS calculated according to the new ADS to ordinary share ratio (effective 14 October 2014) is 115.2¢ and 76.4¢ respectively.

Trading cash flow was $415 million, compared with $596 million a year ago, representing a trading profit to cash conversion ratio of 57% (2013: 86%).

Outlook

Our outlook for the Group for the full year remains unchanged.

The quarter positively reflects our strategy to rebalance towards higher growth markets, and we have many actions underway to further build upon these achievements.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2014 QUARTER THREE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the three months and nine months to 27 September 2014

3 Months	3 Months			9 Months	9 Months
2013	2014			2014	2013
$m	$m		Notes	$m	$m
1,027	1,148	Revenue	2	3,368	3,176
(260)	(297)	Cost of goods sold		(853)	(807)

767	851	Gross profit		2,515	2,369
(528)	(634)	Selling, general and administrative expenses		(1,815)	(1,625)
(59)	(57)	Research and development expenses		(177)	(169)

180	160	Operating profit	8	523	575
3	4	Interest receivable		11	10
(2)	(9)	Interest payable		(23)	(7)
(3)	(2)	Other finance costs		(7)	(7)
—	—	Share of loss from associates		(2)	(1)

178	153	Profit before taxation		502	570
(56)	(51)	Taxation	3	(161)	(176)

122	102	Attributable profit A		341	394

		Earnings per share A
13.6 ¢	11.4 ¢	Basic	8	38.2 ¢	43.6 ¢
13.5 ¢	11.3 ¢	Diluted		37.9 ¢	43.4 ¢
Unaudited Group Statement of Comprehensive Income for the three months and nine months to 27 September 2014
3 Months	3 Months			9 Months	9 Months
2013	2014			2014	2013
$m	$m			$m	$m
122	102	Attributable profit A		341	394
		Other comprehensive income
		Items that will not be reclassified to income statement
(26)	(19)	Actuarial losses on retirement benefit obligations		(27)	(1)
5	(1)	Taxation on other comprehensive income		6	(11)

(21)	(20)	Total items that will not be reclassified to income statement		(21)	(12)

		Items that are or may be reclassified to income statement
71	(127)	Exchange differences on translation of foreign operations		(111)	(22)
(3)	13	Net gains/(losses) on cash flow hedges		9	4

68	(114)	Total items that are or may be reclassified to income statement		(102)	(18)

47	(134)	Other comprehensive income for the period, net of tax		(123)	(30)

169	(32)	Total comprehensive income for the period A		218	364

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 27 September 2014

		27 Sept	31 Dec	28 Sept
		2014	2013	2013
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		894	816	770
Goodwill		2,024	1,256	1,189
Intangible assets		1,812	1,054	1,021
Investments		2	2	2
Loans to associates		187	178	175
Investment in associates		112	107	107
Retirement benefit assets		—	5	—
Deferred tax assets		90	145	134

		5,121	3,563	3,398

Current assets
Inventories		1,209	1,006	975
Trade and other receivables		1,173	1,113	1,058
Cash at bank	6	147	137	136

		2,529	2,256	2,169

TOTAL ASSETS		7,650	5,819	5,567

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		184	184	185
Share premium		566	535	522
Capital redemption reserve		11	10	9
Treasury shares		(321)	(322)	(351)
Other reserves		18	120	103
Retained earnings		3,559	3,520	3,443

Total equity		4,017	4,047	3,911

Non-current liabilities
Long-term borrowings	6	1,936	347	289
Retirement benefit obligations		181	230	238
Trade and other payables		54	7	—
Provisions		64	65	65
Deferred tax liabilities		170	50	35

		2,405	699	627

Current liabilities
Bank overdrafts and loans	6	91	44	69
Trade and other payables		878	785	752
Provisions		83	60	53
Current tax payable		176	184	155

		1,228	1,073	1,029

Total liabilities		3,633	1,772	1,656

TOTAL EQUITY AND LIABILITIES		7,650	5,819	5,567

Unaudited Condensed Group Cash Flow Statement for the three months and nine months to 27 September 2014

3 Months	3 Months		9 Months	9 Months
2013	2014		2014	2013
$m	$m		$m	$m
		Cash flows from operating activities
178	153	Profit before taxation	502	570
(1)	5	Net interest payable/(receivable)	12	(3)
93	114	Depreciation, amortisation and impairment	308	275
—	—	Share of loss from associates	2	1
—	—	Dividends received from associate	—	1
6	7	Share-based payment expense	23	23
—	—	Pension past service cost adjustment	(35)	—
(22)	(85)	Movement in working capital and provisions	(237)	(111)

254	194	Cash generated from operating activities B	575	756
(2)	(9)	Net interest and finance costs paid	(21)	(5)
(53)	(37)	Income taxes paid	(173)	(205)

199	148	Net cash inflow from operating activities	381	546

		Cash flows from investing activities
—	—	Acquisitions, net of cash acquired	(1,572)	—
—	(1)	Investment in associate	(1)	—
—	—	Cash received on disposal of associate	—	7
(74)	(96)	Capital expenditure	(257)	(215)

(74)	(97)	Net cash used in investing activities	(1,830)	(208)

125	51	Net cash (outflow)/inflow before financing activities	(1,449)	338

		Cash flows from financing activities
10	8	Proceeds from issue of ordinary share capital	32	35
—	—	Proceeds from own shares	—	1
(76)	(24)	Purchase of own shares	(55)	(156)
—	—	Equity dividends paid	(152)	(146)
(38)	(56)	Cash movements in borrowings	1,607	(122)
1	—	Settlement of currency swaps	2	2

(103)	(72)	Net cash from/(used in) financing activities	1,434	(386)

22	(21)	Net (decrease)/increase in cash and cash equivalents	(15)	(48)
92	132	Cash and cash equivalents at beginning of period	126	167
—	(5)	Exchange adjustments	(5)	(5)

114	106	Cash and cash equivalents at end of period C	106	114

B	Including cash outflows in the nine month period to 27 September 2014 of $36 million (2013: $39 million) relating to restructuring and rationalisation costs, $56 million (2013: $16 million) to acquisition related costs and $5 million of other exceptional costs. These costs were added to cash generated from operating activities after deducting capital expenditure of $257 million to arrive at the trading cash flow of $415 million for the nine month period to 27 September 2014.

Including cash outflows in the three month period to 27 September 2014 of $13 million (2013: $8 million) relating to restructuring and rationalisation costs, $42 million (2013: $3 million) to acquisition related costs and $5 million of other exceptional costs. These costs were added to cash generated from operating activities after deducting capital expenditure of $96 million to arrive at the trading cash flow of $158 million for the three month period to 27 September 2014.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $41 million (28 September 2013: $22 million, 31 December 2013: $11 million).

Unaudited Group Statement of Changes in Equity for the nine months to 27 September 2014

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Total comprehensive income A	—	—	—	—	(102)	320	218
Purchase of own shares	—	—	—	(55)	—	—	(55)
Equity dividends paid/accrued	—	—	—	—	—	(250)	(250)
Share-based payments recognised	—	—	—	—	—	23	23
Deferred taxation on share-based payments	—	—	—	—	—	2	2
Cost of shares transferred to beneficiaries	—	—	—	16	—	(16)	—
Cancellation of treasury shares	(1)	—	1	40	—	(40)	—
Issue of ordinary share capital	1	31	—	—	—	—	32

At 27 September 2014	184	566	11	(321)	18	3,559	4,017

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income A	—	—	—	—	(18)	382	364
Purchase of own shares	—	—	—	(156)	—	—	(156)
Equity dividends paid/accrued	—	—	—	—	—	(239)	(239)
Share-based payments recognised	—	—	—	—	—	23	23
Deferred taxation on share-based payments	—	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	—	15	—	(14)	1
Cancellation of treasury shares	(9)	—	9	525	—	(525)	—
Issue of ordinary share capital	1	34	—	—	—	—	35

At 28 September 2013	185	522	9	(351)	103	3,443	3,911

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2013. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2013. The Group’s statutory financial statements for the year-ended 31 December 2013 have been delivered to the Registrar of Companies.

2.	Business segment information

The Group presents a number of measures to assist investors in their understanding of performance trends, collectively termed ‘Trading results’. For explanations of these measures, including trading profit, trading profit margin, EPSA and underlying growth, see Note 8.

Revenue by business segment for the three months and nine months to 27 September 2014 was as follows:

3 Months	3 Months		9 Months	9 Months	Underlying growth
2013	2014		2014	2013	in revenue
$m	$m		$m	$m	%	%
					3 Months	9 Months
		Revenue by business segment
696	816	Advanced Surgical Devices	2,384	2,197	4	3
331	332	Advanced Wound Management	984	979	(1)	(1)

1,027	1,148		3,368	3,176	3	2

		Revenue by geographic market
444	505	United States	1,449	1,359	2	1
449	470	Other Established Markets	1,429	1,410	(2)	(1)
134	173	Emerging & International Markets	490	407	20	16

1,027	1,148		3,368	3,176	3	2

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the nine months was $214 million (2013: $211 million) and three months was $81 million (2013: $71 million).

2.	Business segment information (continued)

Underlying revenue growth reconciles to reported revenue growth by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact) (see Note 8).

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
3 Months
Advanced Surgical Devices	4	13	—	17
Advanced Wound Management	(1)	1	—	—

	3	9	—	12

9 Months
Advanced Surgical Devices	3	6	—	9
Advanced Wound Management	(1)	1	—	—

	2	4	—	6

Trading profit by business segment for the three months and nine months to 27 September 2014 was as follows:

3 Months	3 Months		9 Months	9 Months
2013	2014		2014	2013
$m	$m		$m	$m
		Trading profit by business segment
157	187	Advanced Surgical Devices	552	511
65	59	Advanced Wound Management	178	184

222	246		730	695

Total assets by business segment as at 27 September 2014 were as follows:

	27 Sept	31 Dec	28 Sept
	2014	2013	2013
	$m	$m	$m
Advanced Surgical Devices	5,565	3,684	3,529
Advanced Wound Management	1,848	1,848	1,768

Operating assets by business segment	7,413	5,532	5,297
Unallocated corporate assets	237	287	270

Total assets	7,650	5,819	5,567

Unallocated corporate assets consist of deferred tax assets, retirement benefit assets and cash at bank.

3.	Taxation

Of the $161 million (2013: $176 million) taxation charge for the nine month period to 27 September 2014, a total of $139 million (2013: $147 million) relates to overseas taxation.

4.	Dividends

The 2013 final dividend totalling $152 million was paid on 7 May 2014. The interim dividend of 2014 of 11.0 US cents per ordinary share was declared by the Board on 31 July 2014. This dividend is payable on 11 November 2014 to shareholders whose names appear on the register at the close of business on 24 October 2014. The sterling equivalent per ordinary share will be set following the record date.

5.	Acquisitions

On 29 May 2014, the Group acquired 100% of the shares of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share, paid in cash with total consideration equalling $1,715 million.

The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. The provisional estimate of the goodwill arising on the acquisition is $798 million. It relates to the value of the additional economic benefits expected from the transaction, including synergies and the assembled workforce. The goodwill recognised is not expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$m
Property, plant and equipment	60
Inventories	66
Trade receivables	54
Identifiable intangible assets	838
Investments in associates	4
Trade and other payables	(73)
Provisions	(16)
Current tax payable	(13)
Deferred tax liabilities	(172)

Net assets	748
Goodwill	798

Consideration (net of $169 million of cash acquired)	1,546

The Group incurred acquisition related costs of $21 million relating to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement.

ArthroCare’s contribution to Group revenue was $116 million for the nine month period to 27 September 2014, representing approximately four months of sales. This gave rise to an attributable loss of $10 million, stated after $30 million of acquisition costs and amortisation of acquisition intangibles.

5.	Acquisitions (continued)

As disclosed in the Q1 2014 Interim Financial Statements, on 17 March 2014 the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition is deemed to be a business combination within the scope of IFRS 3. The acquisition date fair value of the consideration was $31 million and included deferred consideration of $26 million and $5 million in relation to the settlement of working capital commitments. The deferred consideration was subsequently settled during the second quarter.

As at the acquisition date, the estimated value of the net assets acquired was $18 million, which included trade and other receivables of $10 million, identifiable intangible assets of $16 million, inventory of $4 million, property, plant and equipment of $2 million, trade payables of $1 million, provisions of $9 million and deferred tax liabilities of $4 million. As a result, the provisional estimate of goodwill arising on the acquisition was $13 million. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The recognised amounts of assets acquired and liabilities assumed have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The contribution to revenue and attributable profit from this acquisition for the three month period to 27 September 2014 was immaterial. If the acquisition had occurred at the beginning of the year its contribution to revenue and attributable profit for the nine month period to 27 September 2014 would have also been immaterial.

6.	Net debt

Net debt as at 27 September 2014 comprises:

	27 Sept	28 Sept
	2014	2013
	$m	$m
Cash at bank	147	136
Long term borrowings	(1,936)	(289)
Bank overdrafts and loans due within one year	(91)	(69)

	(1,880)	(222)

The movements in the period were as follows:
Opening net debt as at 1 January	(253)	(288)
Cash flow before financing activities	(1,449)	338
Proceeds from issue of ordinary share capital	32	35
Proceeds from own shares	—	1
Purchase of own shares	(55)	(156)
Equity dividends paid	(152)	(146)
Exchange adjustments	(3)	(6)

	(1,880)	(222)

During the nine month period to 27 September 2014, the Group refinanced its principal banking facilities. The Group has signed a new five-year committed $1 billion multi-currency revolving credit facility with a maturity date of March 2019. In addition, the $1.4 billion committed term loan facility that was established in February 2014 has been syndicated to the Group’s relationship banks. The maturity date of February 2016 remains unchanged. The Group has drawn down its $1.4 billion committed term loan facility to fund the acquisition of ArthroCare.

During the nine month period to 27 September 2014, the Group also received the entire proceeds of the $325 million private placement debt agreement signed in December 2013. The funds have a weighted average fixed rate of 3.7% and a maturity of seven to twelve years.

Subsequent to 27 September 2014, the Group received $188 million in full repayment of the loan to Bioventus LLP and the related accrued interest.

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	27 Sept	31 Dec	27 Sept	31 Dec	Fair
	2014	2013	2014	2013	value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	35	28	35	28	Level 2
Investments	2	2	2	2	Level 3
Currency swaps	1	1	1	1	Level 2

	38	31	38	31

Financial liabilities at fair value
Contingent consideration	29	21	29	21	Level 3
Forward foreign exchange contracts	17	20	17	20	Level 2
Currency Swaps	1	—	1	—	Level 2

	47	41	47	41

Financial assets not measured at fair value
Trade and other receivables	1,137	1,085	1,137	1,085
Cash at bank	147	137	147	137

	1,284	1,222	1,284	1,222

Financial liabilities not measured at fair value
Bank overdrafts	41	11	41	11
Bank loans	1,648	366	1,648	366
Private placement debt	325	—	325	—
Finance lease liabilities	13	14	13	14
Trade and other payables	885	751	885	751

	2,912	1,142	2,912	1,142

The carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2013.

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between the current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate, with the increase/decrease being measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

Trading profit & trading profit margin

Trading profit is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; restructuring events; acquisition and integration costs; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded from operating profit when arriving at trading profit.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the three months to 27 September 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Reported results 2014 $m
Revenue	1,148	—	—	—	—	1,148
Cost of goods sold	(287)	(4)	(6)	—	—	(297)

Gross profit	861	(4)	(6)	—	—	851
Selling, general and administration expenses	(558)	(31)	(6)	(39)	—	(634)
Research and development expenses	(57)	—	—	—	—	(57)

Trading/operating profit	246	(35)	(12)	(39)	—	160
Trading/operating profit margin	21.4%					13.9%

Interest receivable	4	—	—	—	—	4
Interest payable	(7)	(2)	—	—	—	(9)
Other finance costs	(2)	—	—	—	—	(2)

Profit before taxation	241	(37)	(12)	(39)	—	153
Taxation	(67)	10	—	11	(5)	(51)

Adjusted attributable/attributable profit	174	(27)	(12)	(28)	(5)	102

EPSA/EPS	19.5 ¢	(3.1 ¢)	(1.3 ¢)	(3.1 ¢)	(0.6 ¢)	11.4 ¢
Weighted average number of shares (millions)	893					893

For the three months to 28 September 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Reported results 2013 $m
Revenue	1,027	—	—	—	—	1,027
Cost of goods sold	(255)	(2)	(3)	—	—	(260)

Gross profit	772	(2)	(3)	—	—	767
Selling, general and administration expenses	(491)	(7)	(8)	(22)	—	(528)
Research and development expenses	(59)	—	—	—	—	(59)

Trading/operating profit	222	(9)	(11)	(22)	—	180
Trading/operating profit margin	21.6%					17.5%

Interest receivable	3	—	—	—	—	3
Interest payable	(2)	—	—	—	—	(2)
Other finance costs	(3)	—	—	—	—	(3)

Profit before taxation	220	(9)	(11)	(22)	—	178
Taxation	(66)	2	2	6	—	(56)

Adjusted attributable/attributable profit	154	(7)	(9)	(16)	—	122

EPSA/EPS	17.1 ¢	(0.7 ¢)	(1.0 ¢)	(1.8 ¢)	—	13.6 ¢
Weighted average number of shares (millions)	899					899

Acquisition related costs: For the three month period to 27 September 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the three month period to 28 September 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the three month period to 27 September 2014, these costs primarily relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011. For the three month period to 28 September 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the nine months to 27 September 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Reported results 2014 $m
Revenue	3,368	—	—	—	—		3,368
Cost of goods sold	(825)	(18)	(10)	—	—		(853)

Gross profit	2,543	(18)	(10)	—	—		2,515
Selling, general and administration expenses	(1,636)	(75)	(21)	(93)	10		(1,815)
Research and development expenses	(177)	—	—	—	—		(177)

Trading/operating profit	730	(93)	(31)	(93)	10		523
Trading/operating profit margin	21.7%						15.5%

Interest receivable	11	—	—	—	—		11
Interest payable	(18)	(5)	—	—	—		(23)
Other finance costs	(7)	—	—	—	—		(7)
Share of loss from associates	(2)	—	—	—	—		(2)

Profit before taxation	714	(98)	(31)	(93)	10		502
Taxation	(200)	19	4	25	(9)		(161)

Adjusted attributable/attributable profit	514	(79)	(27)	(68)	1		341

EPSA/EPS	57.6 ¢	(8.9 ¢)	(3.0 ¢)	(7.6 ¢)	0.1	¢	38.2 ¢
Weighted average number of shares (millions)	893						893

For the nine months to 28 September 2013
	Trading results 2013 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Reported results 2013 $m
Revenue	3,176	—	—	—	—		3,176
Cost of goods sold	(794)	(4)	(9)	—	—		(807)

Gross profit	2,382	(4)	(9)	—	—		2,369
Selling, general and administration expenses	(1,518)	(15)	(27)	(65)	—		(1,625)
Research and development expenses	(169)	—	—	—	—		(169)

Trading/operating profit	695	(19)	(36)	(65)	—		575
Trading/operating profit margin	21.9%						18.1%

Interest receivable	10	—	—	—	—		10
Interest payable	(7)	—	—	—	—		(7)
Other finance costs	(7)	—	—	—	—		(7)
Share of loss from associates	(1)	—	—	—	—		(1)

Profit before taxation	690	(19)	(36)	(65)	—		570
Taxation	(206)	4	8	18	—		(176)

Adjusted attributable/attributable profit	484	(15)	(28)	(47)	—		394

EPSA/EPS	53.6 ¢	(1.7 ¢)	(3.1 ¢)	(5.2 ¢)	—		43.6 ¢
Weighted average number of shares (millions)	903						903

Acquisition related costs: For the nine month period to 27 September 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the nine month period to 28 September 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the nine month period to 27 September 2014, these costs relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011. For the nine month period to 28 September 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: On 7 February 2014 the Group announced its intention to close the US Pension Plan with effect from 31 March 2014. As a result, a gain of $35 million was recognised during the nine month period to 27 September 2014, which represents a past service cost adjustment arising from the closure. At the end of Q2 2014, the Group announced a distribution hold on RENASYS in the US pending new regulatory approvals. As a result, a provision of $25 million has been recorded in relation to the likely obligation incurred as at the balance sheet date.

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three and nine months ended 27 September 2014 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 8. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three and nine months ended 27 September 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP

London

29 October 2014